UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 11, 2018 titled “GeoPark Announces First Quarter 2018 Operational Update”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: April 11, 2018

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FIRST QUARTER 2018 OPERATIONAL UPDATE

CONTINUED DRILLING SUCCESS AND RECORD PRODUCTION GROWTH, NEW ARGENTINA PROJECT CLOSING AND NEW LARGE-SCALE ACQUISITION PARTNERSHIP

Bogota, Colombia – April 11, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil and Chile, today announced its operational update for the three-month period ended March 31, 2018 (“1Q2018”).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when otherwise specified.

First Quarter 2018 Highlights

28% Growth in Oil and Gas Production

•	Consolidated oil and gas production up 28% to 32,195 boepd (up 5% compared to 4Q2017)

•	Oil production increased by 33% to 27,345 bopd (up 8% compared to 4Q2017)

•	Colombian oil production increased by 37% to 26,303 bopd (up 8% compared to 4Q2017)

•	Gas production increased by 3% to 29.1 mmcfpd (down 9% compared to 4Q2017)

•	Current production of 35,000 boepd, including new production from Argentina acquisition

Continued Drilling and Operational Successes

Colombia:

•	Tigana Norte 6, Tigana Norte 7 and Jacana 20 development wells drilled, tested and put on production, adding approximately 3,000 bopd gross in the Llanos 34 block (GeoPark operated, 45% WI), bringing current gross production to 58,000 bopd

•	Chachalaca Sur 1 exploration well, Tigana Norte 9 appraisal well, and Tigana Sur Oeste 5 and Jacana 21 development wells drilled and currently being tested

•	Coming catalysts: testing of four wells above, and drilling of seven new wells which include five development wells and one exploration well in the Llanos 34 block, and a new exploration well in the Tiple exploration acreage

•	Project to construct flowline to connect the Llanos 34 block to nearby regional pipeline underway

Chile:

•	Uaken 1 exploration well, tested and put on production from a new shallow gas play in El Salto formation

New Argentina Project Closed and New Latin American Acquisition Partnership

•	Argentina: closing of low-cost, cash flow producing acquisition with development and exploration potential in the prolific Neuquen basin

•	Strategic Alliance: ONGC Videsh (India’s national oil company) and GeoPark formed a long-term Latin American acquisition partnership for large-scale projects

Breakdown of Quarterly Production by Country

The following table shows production figures for 1Q2018, as compared to 1Q2017:

	1Q2018			1Q2017
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	26,405	26,303	614	19,330	37%
Brazil	2,775	41	16,402	2,499	11%
Chile	2,873	905	11,806	3,351	-14%
Argentina [b]	142	96	279	-	-
Total	32,195	27,345	29,101	25,180	28%
a)	Includes royalties paid in kind in Colombia for approximately 930 bopd in 1Q2018. No royalties were paid in kind in Brazil, Chile or Argentina.

b)	1Q2018 average production in Argentina includes five days of production related to the Argentina acquisition in the Aguada Baguales, El Porvenir and Puesto Touquet blocks that closed on March 27, 2018 (See Argentina section below for further details). The blocks are currently producing 2,400-2,500 boepd (65-70% light oil, 30-35% gas).

Quarterly Production Evolution

(boepd)	1Q2017	2Q2017	3Q2017	4Q2017	1Q2018
Colombia	19,330	21,015	22,367	24,378	26,405
Brazil	2,499	2,658	3,141	3,328	2,775
Chile	3,351	2,450	2,817	2,932	2,873
Argentina	-	-	-	16	142
Total	25,180	26,123	28,325	30,654	32,195
Oil	20,487	21,930	23,237	25,341	27,345
Gas	4,693	4,193	5,088	5,313	4,850

Oil and Gas Production Update

Consolidated:

Colombian oil production contributed significantly to overall oil and gas production which grew by 28% to 32,195 boepd in 1Q2018 from 25,180 boepd in 1Q2017. New production from the Tigana/Jacana oil fields in the Llanos 34 block explain the increase. On a consolidated basis, gas production in Chile and Brazil increased by 3% compared to 1Q2017.

Oil represented 85% of the total reported production in 1Q2018 (vs. 81% in 1Q2017).

Colombia:

Average net production in Colombia grew 37% to 26,405 boepd in 1Q2018 compared to 19,330 boepd in 1Q2017, primarily attributed to appraisal and development drilling successes in the Tigana/Jacana oil fields in the Llanos 34 block, which represented 96% of Colombian production in 1Q2018.

The Llanos 34 block drilling campaign had the following results in 1Q2018:

Tigana oil field:

•	Tigana Norte 6 development well was drilled to a total depth of 11,596 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 1,360 bopd of 14.3 degrees API, with 0.6% water cut. The well is currently producing 2,000 bopd.

•	Tigana Norte 7 development well was drilled to a total depth of 12,050 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 424 bopd of 13.5 degrees API, with 15% water cut.

•	Tigana Norte 9 appraisal well was drilled to a total depth of 11,581 feet, outside the 3P outline defined in the 2017 DeGolyer and MacNaughton reserve certification. The well is currently being tested.

•	Tigana Sur Oeste 5 development well was drilled to a total depth of 11,803 feet. The well is currently being tested.

Jacana oil field:

•	Jacana 20 development well was drilled to a total depth of 11,521 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 590 bopd of 16.8 degrees API, with 17% water cut.

•	Jacana 21 development well was drilled to a total depth of 12,104 feet. The well is currently being tested.

Exploration drilling:

•	Chachalaca Sur 1 exploration well, located on a fault trend to the west of Tigana and Jacana fields, was drilled to a total depth of 13,062 feet. Petrophysical log analysis during drilling indicated the presence of potentially productive hydrocarbons in Guadalupe and Mirador formations. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 350 bopd. The Company plans to test the Mirador formation in the following weeks.

Facilities update:

•	Construction of a new flowline to connect the Llanos 34 block to Oleoducto de los Llanos regional pipeline: continued supply, engineering and initial construction activities to have the flowline operational by the end of 2018 or early 2019 for total capital expenditure of $15-20 million net to GeoPark. This project is expected to support future production growth in the Llanos 34 block and to continue reducing operating and transportation costs.

For a summary of upcoming drilling activities, please refer to the 2Q2018 drilling schedule below.

Brazil:

Average net production in the Manati gas field (GeoPark non-operated, 10% WI) improved by 11% to 2,775 boepd in 1Q2018 compared to 2,499 boepd in 1Q2017 but decreased by 17% compared to 4Q2017. The decrease in 1Q2018 compared to 4Q2017 results from increased hydroelectric power availability that replaced thermoelectric power generation.

Exploration drilling in the Potiguar basin:

•	Jet 1 in the POT-T-747 block (GeoPark operated, 70% WI) and 619-AB-1 in the POT-T-619 block (GeoPark operated, 100% WI) exploration wells were abandoned during 1Q2018. Jet 1 resulted in a non-commercial oil discovery, while 619-AB-1 was abandoned after logging as there was no hydrocarbon production potential. Drilling, completion and abandonment costs of these two wells were approximately $1.5-1.7 million.

Chile:

Average net oil and gas production in Chile decreased by 14% to 2,873 boepd in 1Q2018 compared to 3,351 boepd in 1Q2017, due to the natural declines in the field, but was partially offset by successful drilling exploration in the Uaken gas field and low-cost well intervention activities to maintain production levels. The resulting production mix during 1Q2018 was 69% gas and 31% oil (vs. 66% gas and 34% oil in 1Q2017). The Fell block represented 99% of Chilean production.

Exploration drilling in the Fell block:

•	Uaken 1 exploration well was drilled to a total depth of 3,658 feet. A production test in El Salto formation resulted in an average production rate of 0.8 million standard cubic feet per day of gas (or 125 boepd). The Uaken gas field discovery in the shallow El Salto formation provides additional low-cost production and creates a new gas play across the Fell block that can be tested in identified leads and prospects, and in already discovered fields within the block that can be re-entered to test this formation.

Argentina:

On March 27, 2018 GeoPark closed its previously announced acquisition in the Neuquen basin to acquire a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks (“the blocks”).

The blocks include:

•	Current oil and gas production of 2,400-2,500 boepd – 65-70% light oil and 30-35% gas

•	Low-risk, self-funding development and exploration opportunities to increase production

•	2P Reserves of 12-14 mmboe and 3P reserves of 18-20 mmboe (GeoPark estimates)

•	Exploration resources of approximately 15-30 mmboe (GeoPark estimates), plus additional upside potential in the Vaca Muerta unconventional play

•	137,000 acres well-positioned in the Neuquen basin

•	Production facilities, including hydrocarbons treatment, storage, and delivery infrastructure

GeoPark acquired the blocks to strengthen its growing position in Argentina and has identified attractive development and exploration projects with the potential to significantly increase production and reserves – mainly funded with its own cash flow. The acquisition will also provide tax savings and operational synergies with GeoPark’s existing platform in Argentina.

The agreed purchase price was $52 million, of which $15.6 million was paid in December 2017 and the remaining $36.5 million on March 27, 2018. According to the terms of the agreement, GeoPark will receive net cash generated from the blocks between the execution of the agreement on December 18, 2017 to closing date on March 27, 2018, in the amount of approximately $2-3 million.

Average net production in Argentina in 1Q2018 amounted to 142 boepd, which reflects five days of production from the recently acquired the Aguada Baguales, El Porvenir and Puesto Touquet blocks since March 27, 2018.

There were no exploration or development drilling activities in the CN-V block (GeoPark operated, 50% WI) or in the Sierra del Nevado and Puelen blocks (GeoPark non-operated, 18% WI) during 1Q2018.

Peru:

GeoPark continued moving forward with environmental impact studies and preliminary engineering works and facilities on Morona block (GeoPark operated, 75% WI), with the goal of putting the Situche Central oil field into production by the end of 2019.

During 1Q2018 the Company continued data collection required for the environmental impact study and signed an agreement with the Smithsonian Institute to conduct biodiversity research in the Morona block aimed at implementing best-practices. GeoPark is currently carrying out engineering and facility design works at the Situche Central oil field. The Company expects to present environmental impact studies to local authorities in late 2Q2018 or early 3Q2018, expecting regulatory approvals by the end of 2018.

2Q2018 Drilling Schedule

The following is a summary of expected drilling activities scheduled for 2Q2018:

	Prospect/Well[a]	Country	Block	WI	Type
1	Tigana Sur Oeste 4	Colombia	Llanos 34	45%	Development
2	Tigana Sur Oeste 5 [b]	Colombia	Llanos 34	45%	Development
3	Tigana Sur Oeste 6	Colombia	Llanos 34	45%	Development
4	Tigana Sur Oeste 8	Colombia	Llanos 34	45%	Development
5	Tigana Norte 8	Colombia	Llanos 34	45%	Development
6	Tigana Norte 9 [b]	Colombia	Llanos 34	45%	Appraisal
7	Jacana 21 [b]	Colombia	Llanos 34	45%	Development
8	Jacana 22	Colombia	Llanos 34	45%	Development
9	Chachalaca Sur 1 [b]	Colombia	Llanos 34	45%	Exploration
10	Tigui 1	Colombia	Llanos 34	45%	Exploration
11	Yaguasito 1	Colombia	Tiple Exploration Acreage	85%	Exploration
12	Rio Grande Este	Argentina	CN-V	50%	Exploration

a)	Information included in the table above is subject to change and may also be subject to partner or regulatory approval

b)	Drilling initiated 1Q2018 with testing expected in 2Q2018

Revisiting 2018 Work Program to Accelerate Production Growth and Cash Flow Generation

Given the sustained increase in Brent oil prices and increased performance over the past four months, GeoPark is currently working on expanding its work program for the remainder of 2018 to accelerate production and cash flow targets for the year. Revised capital expenditure and production guidance will be forthcoming.

For further information, please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile
T: +562 2242 9600

MEDIA

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2018 production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.